Exhibit 23.5
Consent of IMS Health
     Subject to the terms and conditions set forth below, IMS Health Incorporated (“IMS”) hereby consents to the use of its name and the references to IMS under the captions “Prospectus Summary” and “Business” in the Prospectus constituting part of this Registration Statement of From S-1 and any other Prospectus to be issued by ZARS Pharma, Inc. (“ZARS”) in connection with the offers as defined in the Prospectus constituting part of this registration statement on Form S-1.
     The consent provided above by IMS is limited to ZARS’ compliance and agreement to the following terms and conditions:
•	The approval is limited to the individual statements set forth in the attached Exhibit A. Any other or additional statements that reference IMS or its data must be expressly approved by an authorized representative of IMS.

•	When disclosing or referencing IMS data, ZARS must:
•	Limit disclosure to national level product data (e.g. data which identifies either the quantity of one or more products sold nationally—expressed in either units or dollars, or some percentages or ratio developed from such quantities).

•	Not disclose data at any level of geography less than national or data which identifies any party other than the respective manufacturer/direct marketers (excluding wholesalers and retailers) of the product under this policy.

•	Not disclose pricing data (e.g., the projected, average, estimated or other calculated price of any pharmaceutical product or range of products, regardless of the level of geography).

•	Make sure that the IMS data quoted is not used in a misleading way, and that any presentation that includes IMS data is not misleading overall.

•	Take full responsibility for claims by third parties arising from such disclosure and challenging the data’s accuracy or your interpretation of the data.

•	Hold IMS and related parties harmless from such claims, and from any costs IMS may incur in protecting its data or other property if there is an attempt to disclose them in legal proceedings stemming from your data disclosure.

•	Accurately label products, therapeutic classes and time periods which pertain to the IMS data which you reference.

•	Conspicuously reference IMS as the data source in each public release.
     Upon the authorized signature of both parties below, ZARS may utilize the IMS data and references to IMS Data in accordance with the terms hereof.

IMS Health Incorporated:
By:	/s/ Jerry Cacciotti
Title:	Senior Principal, Global Lead,
SDG Life Sciences, a unit of IMS Health
Date:	9/10/07

ZARS Pharma, Inc.
By:	/s/ Greg S. Ayers
Title:	CFO
Date:	9/10/07

EXHIBIT A TO CONSENT LETTER OF IMS HEALTH
     The following statements referencing IMS Health are authorized for inclusion in the Prospectus of ZARS:
1.	ThermoProfen is in Phase 3 clinical trials for the treatment of mild to moderate chronic pain associated with osteoarthritis (OA) of the knee, a condition which we estimate based on IMS Health data affects 6.5 million Americans.
2.	It is designed to treat mild to moderate chronic pain associated with osteoarthritis (OA) of the knee. We estimate based on IMS Health data that this condition affects 6.5 million Americans, who primarily treat their pain with a variety of oral NSAIDs.
3.	IMS Health reported sales of approximately $149 million of topical local anesthetic creams, gels and aerosols in the United States in 2006.
4.	COX-2 inhibitors, the class of selective NSAIDs designed to avoid the gastrointestinal side effects of non-selective NSAIDs, have recently been shown to increase risks of serious cardiovascular side effects, resulting in curtailment of their use in the United States. Based on data from IMS Health, we estimate that, prior to recognition of these side effects, COX-2 selective agents generated sales in excess of $5 billion in 2004.
5.	Topical NSAID products are available in Asia and Europe as gel, patch (plaster) and spray formulations and have gained rapid acceptance in part because of the safety benefits of topical NSAIDs. Based on data from IMS Health, we estimate that the worldwide market outside of North America for topical anti-rheumatics was approximately $2.5 billion in 2006, with the majority of sales coming from topical NSAIDs sold in Europe and Japan. Currently there is no topical NSAID product being sold in the United States.
6.	Based on data from IMS Health, we estimate that 6.5 million have mild to moderate pain associated with OA of the knee.
7.	In 2005, the last full year of sales before patent expiration of Xanax XR, worldwide revenues of both Xanax and Xanax XR were $409 million while total US sales of alprazolam products generated $1.1 billion according to IMS Health.